Capitalization Table	The Grocery Runners				
(Current)					
Investment Discount	30.00%				
		Common Units			
		Common	Preffered	Total	Cumulative Ownership
Founders					
Bryan Melendex		0	42,625.00	42,625.00	42.63%
Vanessa Melendez		0	43,000.00	43,000.00	43.00%
Nicole Yorksmith		0	3,000.00	3,000.00	3.00%
Patricia Wise		0	3000	3,000.00	3.00%
Investors/Advisors					
Stevi Carr		0	1,000.00	1,000.00	1.00%
Charley Hudak		0	500	500	0.50%
Pam Yorksmit		0	1000	1000	1.00%
Diane Cummins		0	1000	1000	1.00%
Andrew Fouras		0	4375	4375	4.38%
Unallocated Shares Prior to Offering				500	0.50%
				100,000.00	100.00%